SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 20, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 20, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   April 20, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – April 20, 2012

Tanzanian Royalty Reports More High Grade Assay Results

From its Buckreef Gold Project in Tanzania

The latest assay results from the ongoing drill program at Tanzanian Royalty’s Buckreef Gold Project in northern Tanzania lend additional support to the emergence of a high grade gold discovery at depth across above-average widths.

The Company’s Chairman and Chief Operating Officer (Tanzania), Joseph K. Kahama, describes the results as “quite exceptional by historical standards and supportive of management’s belief that we are dealing with an essentially new gold discovery that will show its true merits in the coming months.”

Drilling has intersected a number of mineralized zones of significant thicknesses at vertical depths down to 200m below surface in addition to confirming the presence of gold-bearing structures.

“While much more drilling remains to be done, our initial assessment is that we are seeing the emergence of a new gold discovery whose depth potential is reminiscent of at least one existing, long life gold deposit in Tanzania,” he adds.

Mr. Kahama also confirms that the Company’s Board of Directors is preparing to approve  a major expansion of the current exploration budget for Buckreef, the majority of which will be directed at assessing the project’s deep seated potential which was never seriously tested by previous operators given their exclusive focus on the near surface open pit potential.

“We are pulling out all the stops to assess this new discovery given its potential to boost our gold resource base along with the overall grade tenor for the Buckreef deposit which would obviously impact the economic assessment that is currently under way for Buckreef not to mention the feasibility study that will follow immediately thereafter.”

Results from diamond drill holes BMDD128 to BMDD133 have been received and the assay results are as follows:

•

Hole BMDD128 encountered an intercept of 3.0 metres grading 1.54g/t gold from 132.0m which included 1.0 metre averaging 3.82g/t gold from 134.0 metres. The hole also encountered a wider zone of 12.0 metres grading 2.67g/t gold from 155.0m which included 2.0m averaging 7.34g/t gold.

•

Hole BMDD129 encountered an intercept of 3.0 metres grading 1.18g/t gold from surface; another zone of 5.5m grading 1.53g/t gold was encountered at 64.0m and a zone of 2.0m grading 1.55g/t gold from 153m.

•

Hole BMDD130 encountered an intercept of 4.0 metres grading 2.66g/t gold from 118.0m which included 1.0 metre grading 9.99g/t gold and a second zone of  23.0m at 1.6g/t gold from 125.0m which included 6.0m at 4.2g/t gold from 128.0m.

•

Hole BMDD131 encountered an intercept of 3.0 metres grading 3.51g/t gold from 101.0m which included 2.0m at 5.0g/t gold.

•

Another excellent intercept was returned from BMDD132 which encountered 21.0 metres grading 6.27g/t gold from 163.0 metres which included 6.0 metres averaging 14.27g/t gold from 163.0m in sheared quartz vein intercalated with sheared dolerite with strong silica–carbonate–pyrite alteration followed by 4.0 metres grading 1.93g/t gold from 192.0 metres.

•

Hole BMDD133 returned an intercept of 4.0m grading 1.93g/t gold from 139.0m, 5.0m grading 4.27g/t gold from 195.0 metres which included 2.0m grading 8.31g/t gold from 195.0m in sheared felsic porphyry and another intercept of 4.0m grading 1.66g/t gold from 210.0m.

All holes are estimated to be 50-60% of true widths.

The current drill program, which has been focusing on the upside potential in the deeper regions of the Buckreef deposit, has both enhanced the Company’s knowledge with respect to the continuity and grade of these zones along with our targeting ability.

“This will serve to further increase the confidence level associated with the Buckreef Gold Project and, we expect, increase our resource base,” Mr. Kahama states. “Meanwhile, all mineralized zones below a vertical depth of 200m below surface remain largely untested.”

Sample Protocol and QA/QC

All drill holes in this program used HQ series for the uppermost 25-40m and thereafter used triple-tube wire line N series. All cores were oriented and saw-split before sampling. Cores are stored at the Company’s designated facility at Buckreef. All analyses were done by SGS laboratory in Mwanza, for gold by single assay ton fire assay with an AA finish. Higher value results were analyzed in duplicate. Company QA/QC protocol requires the insertion of some 20% of blank and standard samples on a randomized basis throughout the sample sequence. The protocol further requires that no sample interval be greater than 1.0 m or less than 0.5 m.

SGS laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Drill supervision and logging were all done by company geologists under the direction of Anthony Minde, Principal geologist. Mr. Minde is a graduate of the University of Dar es salaam, with 20 years of experience in mineral exploration.

Qualified Person

The Company’s Qualified Persons, Mr. Phillip Kaniki and Charles Mnguto, have reviewed and approved the contents of this news release. Mr. Phillip Kaniki has a Bachelor of Science in Geology from the University of Dar es Salaam (1997) and is a registered scientist with MAusIMM (Reg. No 221963). Mr. Charles Mnguto has a Bachelor of Science in Geology (Hons) from the University of Dar es Salaam (1995) and is a registered scientist with MAusIMM (Reg. No 307793).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.